UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

NOTICE TO SHAREHOLDERS

Distribution of Interest on Equity

Banco Santander (Brasil) S.A. hereby informs that as approved by the Board of Directors in the meeting held on June 29th, 2016, the proposal of the Executive Board for the declaration and payment Interest on Equity of the Company's, in the gross amount of five hundred million Brazilian Reais (R$ 500,000,000.00), corresponding to R$ 0.06342898748 per common share, R$ 0.06977188623 per preferred share and R$ 0.13320087371 per Unit, which after deduction of the corresponding Withholding Income Tax, according to the applicable law, becomes the net amount equivalent to R$ 0.05391463936 per common share, R$ 0.0593061033 per preferred share, and R$ 0.11322074265 per Unit, except for tax exempt shareholders, according to the summary following:

Shares	Interest on Equity (gross value per share)	Interest on Equity (net value per share)
ON (Common)	R$ 0.06342898748	R$ 0.05391463936
PN (Preferred)	R$ 0.06977188623	R$ 0.0593061033
Unit(*)	R$ 0.13320087371	R$ 0.11322074265

(*) 1 (one) Unit is comprised of 1 (one) Common Share and 1 (one) Preferred Share

The shareholders entitled for the Interest on Equity approved will be the ones registered in the Company’s books at the end of July 6th, 2016, including. Therefore as of July 7th, 2016 (including) the Company’s shares shall be traded “Ex-Interest on Equity”.

The amount of these Interest on Equity approved will be paid as of August 26th, 2016 and fully considered within the amount of the mandatory dividends to be distributed by the Company for the year 2016, without any compensation as monetary correction.

Regarding holders of the Company’s American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE, the payment will be carried out by The Bank of New York Mellon, depositary bank of the ADRs.

[Free English Translation]

Information regarding the US Record Date, payment date, or any further information may be obtained at www.adrbnymellon.com.

São Paulo, June 29th, 2016.

Angel Santodomingo Martell

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 29, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer